March 3, 2005


via facsimile and U.S. mail

Mr. Russell L. Smith
Chief Executive Officer
O`Hara Resources, Ltd.
4333 Admiralty Way, Suite 100P
Marina del Ray, CA 90291



	Re:	O`Hara Resources, Ltd.
		Form 10-KSB, Filed January 27, 2005
		Form 10-QSB, Filed January 28, 2005
		File No. 000-16602

Dear Mr. Smith:

      We have reviewed the above filings and have the following comments. Our review has been limited to the areas commented on below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









General

1. Please update the address of your principal executive offices and telephone number on the EDGAR Filer website, located at https://www.edgarfiling.sec.gov.

10-KSB for the year ended April 30, 2004

Management`s Discussion and Analysis, page 4

2. We note that although we previously advised you of your reporting obligations under Item 303(a) of Regulation S-B, you continue to refrain from providing the required disclosures. As you know, given your financial condition, this guidance requires that you include disclosure in your filing describing your plan of operation for the next twelve months. Your disclosures should address the following information:

a) A discussion of how long you can satisfy your cash requirements and whether you have to raise additional funds in the next twelve months.

b) A summary of any research and development that you will perform during the next twelve months.

c) A discussion of any expected purchases or sales of fixed assets to occur within the next twelve months.

d) A discussion of any expected significant changes in the number of employees to occur within the next twelve months.

Further, since you currently have no operations or employees, it is unclear how you are able to support presenting your company as a going concern. We are unable to locate any disclosure explaining how you plan to overcome your financial difficulties, as would ordinarily be required under Financial Reporting Codification Section 607.02. As such, it appears that you should also revise your filing to include the disclosures required under this guidance. If you have no such plans, tell us how you believe your presentation would need to change to report on a liquidation basis.

Independent Auditor`s Report

3. It appears that your independent accountants merged sometime in February 2004. As a result, you are required to file an Item 4.01 Form 8-K. Please file the appropriate Form 8-K to announce the change in your independent accountant, as appropriate.



Financial Statements

Statement of Stockholders` Equity (Deficit)

4. We note that summations of the amounts under the headings for "Shares," "Capital Stock Amount," "Deficit Accumulated Additional Paid-in Stage," and "During the Development Total" do not equal the totals indicated. Your columnar headings also appear to require correction. Please review these items and make the proper revisions to this statement. Also address the following points.

a) We note your statement on page 4, concerning your decision to rescind the purchase of GlobalLink Technologies Ltd., that "All stock tendered by the Company pursuant to the aforementioned Stock Purchase
Agreement has since then been voluntarily returned to the Company."
Tell us how you have reflected the shares applicable to the Stock Purchase Agreement you entered into in November 2003, and the subsequent cancellation of the acquisition in early 2004.

b) Explain how you have reflected the 300,000 shares issued in the agreement to acquire Mountain States Petroleum Corporation ("MSP") and the subsequent write-off of the option to acquire MSP entered into in November 2002, valued at $1,650,000.

Item 8A. Controls and Procedures

5. Please amend your filing to include the information regarding disclosure controls and procedures and internal control over financial reporting required by Items 307 and 308 of Regulation S-B.

Exhibit 31.1

6. We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 refers throughout to your quarterly report instead of your annual report and the wording does not precisely match the language set forth in the Act. Refer to Item 601(b)(31) of
Regulation S-B for the exact text of the required Section 302 certification, and amend your exhibit as appropriate. In the event you are unable to provide the certification, disclose the reasons, steps you are taking to remedy the situation, and the date you expect to be able to comply with your reporting obligations.

10-QSB for the periods ended October 31, 2004

General

7. Revise your Form 10-Q for any applicable comments noted under your
Form 10-K.

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Jennifer Goeken at (202) 824-5287 or Karl
Hiller at (202) 942-1981 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


??

??

??

??

O'Hara Resources, Ltd.
March 3, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE